File No. 811-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:	ALAIA Market Linked Trust

Address of Principal Business Office (No. & Street, City, State, Zip Code):
10 Corbin Drive, Darien, Connecticut 06820

Telephone Number (including area code):	203-608-4578

Name and address of agent for service of process:

With a copy to:

Oscar Loynaz Paul Koo	Anna T. Pinedo Bradley Berman
Alaia Capital, LLC 10 Corbin Drive Darien, Connecticut 06820	Morrison & Foerster LLP 250 West 55th Street New York, New York 10019

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:   YES ☒  NO ☐

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of New York, and State of New York on the 3rd day of September, 2015.

ALAIA MARKET LINKED TRUST

By: BEECH HILL SECURITIES, INC., as Depositor

By:	/s/ Vincent Iannuzzi
	Name:	Vincent Iannuzzi
	Title:	Chief Financial Officer and
Chief Operating Officer

Attest:	/s/ Donna Fiorini
	Name:	Donna Fiorini
	Title:	Chief Compliance Officer